Exhibit 6.1

June 10, 2020

VIA ELECTRONIC MAIL

CONFIDENTIAL

Harvest Health & Recreation, Inc.

1155 West Rio Salado Parkway

Suite 201

Tempe, AZ 85281

Attn: Steve White, CEO

Re:	Purchase Agreement

Gentlemen:

This purchase agreement (“Purchase Agreement”), dated as of the date first set forth above (the “Effective Date”) sets forth the terms and conditions of a transaction (the Transaction”) pursuant to which HHI Acquisition Corp., a Delaware corporation (the Buyer”) and a wholly-owned subsidiary of Hightimes Holding Corp., a Delaware corporation (“Hightimes”) shall acquire (a) 100% of the issued and outstanding equity (the “ICG Equity”) of Interurban Capital Group, Inc., a Delaware corporation (“ICG”) from Harvest Enterprises, Inc., a Delaware corporation (“Enterprises”), and (b) 100% of the membership interests (the “Harvest Interests” and together with the ICG Equity, the “Acquired Equity”) of Harvest of Merced, LLC, a California limited liability company (“Merced”) and Harvest of Homeland, LLC, a California limited liability company (“Homeland” and together with Merced, the “Harvest Dispensaries”) owned by Steve White (“White”) and Harvest of California LLC, a California limited liability company (“HOC” and together with White and Enterprises, individually and collectively, the “Seller”). Buyer and Seller are hereinafter individually referred to as a “Party” and collectively referred to as the “Parties”. Upon execution of this Purchase Agreement by the Parties, this Purchase Agreement shall form a legally binding and enforceable agreement between the Parties. This Purchase Agreement amends and restates in its entirety and supersedes a purchase agreement among the Parties and certain other parties thereto dated April 24, 2020 that was terminated by the Parties effective as of June 8, 2020 (the “Prior Purchase Agreement”).

1. Transaction. Subject to the terms and conditions of this Purchase Agreement:

(a) At the closing of Buyer’s acquisition of the ICG Equity (the “Initial Closing”), Enterprises shall sell to Buyer, and Buyer shall purchase from Seller, the ICG Equity for the consideration specified in Section 2. With respect to the entities numbered 3-10 on Exhibit A attached hereto (collectively, the “HAH Dispensaries” and together with the Harvest Dispensaries, the “Dispensaries”), it is understood and agreed that ICG currently owns assignments (the “Contingent Assignments”) of the right to acquire certain portions of the equity of the HAH Dispensaries referred to as “contingent interests” on Exhibit A (the “Contingent Interests”), but that the ownership of such Contingent Interests is subject to obtaining (i) approvals and consents of certain members of such HAH Dispensaries (the “Membership Approvals”) and (ii) all Regulatory Approvals (defined below) that may be contractually and legally required as contemplated on Exhibit A annexed hereto and in the Seller Disclosure Letter (as amended from time to time), in connection with the transfer of ownership of the Contingent Interests. Notwithstanding anything to the contrary herein, the Parties agree that ICG shall convert to a Delaware limited liability company prior to the Initial Closing (the “ICG Conversion”) in connection with the assignment of certain ICG assets and liabilities pursuant to an assignment and assumption agreement substantially in the form set forth on Exhibit H attached hereto (the “ICG Assignment”). If, after the Effective Date, Buyer determines (based upon the reasonable advice of counsel) that the ICG Assignment will have tax consequences to Buyer, then the Parties agree to use commercially reasonable efforts to work with their respective tax counsel to structure the ICG Assignment in such a way to ensure that the ICG Assignment is tax neutral to Buyer. Upon the consummation of the ICG Assignment, all references to ICG in this Agreement shall be deemed to refer to ICG as a Delaware limited liability company.

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(b) At the closing of Buyer’s acquisition of the Harvest Interests (the “Second Closing”), White and HOC shall sell to Buyer, and Buyer shall purchase from White and HOC, the Harvest Interests free and clear of all liens, mortgages or security interests for the consideration specified in Section 2. With respect to the Harvest Dispensaries, Buyer acknowledges that as of the Effective Date, White and HOC own the membership interests of the Harvest Dispensaries as set forth on Exhibit A and do not own 100% of the membership interests of the Harvest Dispensaries. Upon the execution of this Purchase Agreement, each of White and HOC shall use commercially reasonable efforts (which may include the making of certain payments to third parties on or before the Second Closing Date (defined below) in order to obtain 100% ownership of the Harvest Dispensaries on or prior to the Second Closing Date.

(c) Hightimes and Buyer each understand that it, and its control persons and shareholders are required to be listed on the cannabis licenses (the “Licenses”) held by the Dispensaries under applicable cannabis laws and the regulations of the California Department of Consumer Affairs, Bureau of Cannabis Control (“BCC”) and other applicable local governmental agency(ies) licensing and regulating the Dispensaries. Accordingly, without compensation therefor, but at no expense to any Seller, promptly following the Effective Date, the Buyer and Hightimes will do all lawful acts, including the execution of papers, providing fingerprints of its officers, directors and/or controlling owners and other ‘Live Scan’ information to the BCC and/or other applicable local governmental agency(ies) licensing and regulating the Dispensaries (collectively, the “Regulatory Authorities”), and lawful oaths and the giving of testimony as are required in transferring to the Buyer the Acquired Equity and to otherwise cooperate in all proceedings and matters relating thereto and shall promptly respond to any requests for information or documentation from the BCC or other Regulatory Authority relating to the transfer of the Acquired Equity. Each applicable Seller shall fully cooperate with Hightimes and the Buyer in connection with facilitating efforts to obtain all applicable regulatory approvals from the Regulatory Authorities (collectively, the “Regulatory Approvals”). In furtherance of the foregoing and in accordance with BCC procedures, on or before the Second Closing, White and HOC shall appoint Adam Levin as an officer of each of the Harvest Dispensaries and within five (5) Business Days after such appointment, such individual shall file an Owner application to be added to the Licenses of the Harvest Dispensaries. Each applicable Seller shall fully cooperate with the Buyer and Adam Levin in connection with the preparation and filing of all applications to obtain Regulatory Approvals. At the Second Closing, White and HOC shall retain a 20% interest in the Harvest Interests and Buyer shall receive an 80% ownership interest in the Harvest Interests in accordance with BCC regulations, subject to obtaining the required Regulatory Approvals following the Second Closing; at which time White and HOC shall relinquish their 20% ownership interest and Buyer shall receive a 100% ownership interest in the Harvest Interests.

2. Consideration.

(a) Purchase Price. The aggregate consideration for the Acquired Equity shall be US$67,500,000 (the “Purchase Price”), payable as set forth in Section 3 by Hightimes delivering to Enterprises: (a) USD$1,500,000 in cash (the “Cash Consideration”), (b) USD$4,500,000 via a promissory note in the form attached hereto as Exhibit B (the “Note”), and (c) 615,000 shares of Hightimes’ 16% Series A voting convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”); provided, that the Series A Preferred Stock shall be subject to adjustment as set forth in Section 2(b) below. White and HOC hereby direct Hightimes to deliver their respective portions of the Purchase Price to Enterprises.

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Pursuant to the terms of its Certificate of Designations in the form of Exhibit C annexed hereto and made a part hereof, (the “Certificate of Designations”), the Series A Preferred Stock shall contain the following rights, privileges and designations:

(i) Stated or Liquidation Value. The Series A Preferred Stock shall have a stated or liquidation value of USD$100.00 per share or USD$61,500,000. At the Closing, Hightimes shall have no other series or class of preferred stock issued or outstanding. In addition, the Series A Preferred Stock shall have a priority on liquidation or a change of control of Hightimes over any other series of preferred stock created by Hightimes or its Common Stock (as defined below).

(ii) Dividends. Commencing on the later to occur of (A) September 30, 2020, or (B) the Closing Date, the Series A Preferred Stock shall pay a quarterly dividend at the rate of 16% per annum (the “Dividend”). The Dividend shall accrue and shall be added to the face amount of the Series A Preferred Stock issuable upon conversion of the Series A Preferred Stock.

(iii) Optional Conversion. Enterprises may convert all or any portion of the Series A Preferred Stock into shares of Hightimes Class A voting Common Stock (the “Common Stock”), as traded on the OTCQX Market or other securities exchange, at a conversion price per share of USD$11.00, subject to adjustment to USD$1.00 per share, based on the 11-for-one forward stock split (the “Approved Stock Split”) of the Hightimes Common Stock to be consummated upon completion of Hightimes’ Regulation A+ initial public offering; provided, that in no event shall the number of shares of Hightimes’ Common Stock issuable upon full conversion of the Series A Preferred Stock (the “Conversion Shares”), exceed 19% of the issued and outstanding shares of Common Stock, after giving effect to such optional conversion.

(iv) Mandatory Conversion. To the extent not previously converted into Conversion Shares, the then outstanding shares of Series A Preferred Stock shall be subject to automatic conversion into Common Stock on the earlier to occur of (a) two (2) years from the Closing, or (b) if the market capitalization of the Common Stock, based on the volume weighted average closing prices for any ten (10) consecutive trading days, shall equal or exceed USD$300,000,000. In either event, the per share conversion price of the Series A Preferred Stock shall be the volume weighted average closing price for any ten (10) consecutive trading days immediately preceding the date of automatic conversion. Notwithstanding the foregoing, in no event shall the aggregate number of Conversion Shares exceed 19% of the issued and outstanding shares of Common Stock, after giving effect to any prior optional conversion or a mandatory conversion.

(v) Voting. The Series A Preferred Stock shall vote on an “as converted basis (based on the applicable per share Conversion Price) with the Common Stock.

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(b) Purchase Price Reduction. Notwithstanding anything to the contrary set forth in Section 2(a) above or elsewhere in this Purchase Agreement, the Parties acknowledge and agree that certain Membership Approvals and Regulatory Approvals and Required Third-Party Approvals (collectively, the “Required Consents”) may not be obtained by the Initial Closing Date (defined below) or the Second Closing Date. With respect to any Dispensary for which any applicable Required Consent is not obtained within one year following the Initial Closing Date or the Second Closing Date (as applicable) and such failure to obtain such Required Consent results in Buyer being unable to exercise control over such Dispensary and receive the expected financial benefits of the Transaction with respect to such Dispensary, then to the extent such failure to obtain such Required Consent is a direct result of any action or omission on the part of the applicable Seller, the Parties shall (i) remove such Dispensary from the list of Dispensaries to be acquired on Exhibit A, (ii) the Purchase Price shall be reduced accordingly based on the portion of the Purchase Price allocated to such Dispensary on the Allocation Schedule attached hereto as Exhibit D (the “Purchase Price Reduction”), and (iii) there shall be no further liability or obligation on the part of any Party hereto with respect to the failure to obtain such Required Consent or the removal of such Dispensary from Exhibit A. Any such Purchase Price Reduction shall be allocated 100% to the Series A Preferred Stock and shall reduce the number of shares of Series A Preferred Stock by a number of shares equal to the Purchase Price Reduction divided by $100; provided, however, that in the event that, notwithstanding its commercially reasonable efforts, the Buyer is unable to exercise control over at least three (3) of the Dispensaries and receive the expected financial benefits of the Transaction with respect to such Dispensaries, then and in event, the Purchase Price Reduction shall be allocated first to the Note and then to the Series A Preferred Stock, as set forth above.

3. Purchase Price.

(a) Cash Consideration. Upon the execution of this Purchase Agreement, Buyer shall pay to Enterprises (USD) $500,000 of the total Cash Consideration by wire transfer of immediately available funds to a bank account designated by Enterprises. Failure to pay the Cash Consideration by 5:00 p.m. Pacific time on a date which shall be one business day following the Effective Date, shall render this Purchase Agreement null and void, ab initio. Pursuant to the Prior Purchase Agreement, Hightimes paid to Seller the sum of $1,000,000 as an initial deposit on the purchase price set forth in the Prior Purchase Agreement (the “Initial Deposit”). The Initial Deposit shall be credited against and shall be deemed to be part of the Cash Consideration paid under this Agreement. The $500,000 portion of the Cash Consideration and the Initial Deposit shall be nonrefundable and upon any termination of this Purchase Agreement, Enterprises shall retain the entire $1,500,000 Cash Consideration as full and complete liquidated damages and not as a penalty.

(b) Initial Closing. At the Initial Closing, in exchange for the ICG Equity, Buyer and Hightimes shall deliver to Enterprises (i) the $4,500,000 Note, the Guaranty (as defined in the Note) and the Security Agreement (as defined in the Note), and (ii) 555,000 shares of Series A Preferred Stock, including a stock certificate evidencing such shares of Series A Preferred Stock, and Enterprises shall deliver to Hightimes a Lockup Agreement and to Adam E. Levin a Proxy in accordance with Section 5 and Section 6 below.

(c) Second Closing. At the Second Closing, in exchange for the Harvest Interests, Buyer and Hightimes shall deliver to Enterprises 60,000 shares of Series A Preferred Stock, including a stock certificate evidencing such shares of Series A Preferred Stock, and Enterprises shall deliver to Hightimes a Lockup Agreement and to Adam E. Levin a Proxy in accordance with Section 5 and Section 6 below.

4. Representations and Warranties of the Parties. On the Effective Date, each of the Parties has made their respective representations and warranties set forth on Exhibit E annexed hereto and made a part hereof.

5. Lockup Agreement. On the Initial Closing Date and the Second Closing Date (as applicable), Enterprises shall enter into a lockup agreement with Hightimes in the form of Exhibit F annexed hereto and made a part hereof (the “Lockup Agreement”), pursuant to which, inter alia, Enterprises may not affect any sale, assignment, pledge or transfer of the Series A Preferred Stock or any Common Stock issuable upon optional or mandatory conversion of the Preferred Stock (the “Conversion Shares” and with the Series A Preferred Stock, the “Hightimes Securities”) for a period of six (6) months following the Initial Closing Date or the Second Closing Date, as applicable (the “Initial Lockup Period”) and thereafter may effect public sales into the market of such Conversion Shares at the rate of 10% of such Conversion Shares every six (6) months (commencing on the six month anniversary of the Initial Closing Date or the Second Closing Date, as applicable) with the balance of such Conversion Shares to be subject to public sales into the market at the expiration of such five (5) year lockup period. Any private transfers of the Conversion Shares shall subject the transferee to the provisions of such Lockup Agreement

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6. Proxy. On the Initial Closing Date and the Second Closing Date (as applicable), Enterprises shall grant to Adam E. Levin, a five year proxy coupled with an interest to vote all of the Hightimes Securities on behalf of Enterprises at any regular or special meeting of stockholders of Hightimes or in connection with any written consent required of Hightimes stockholders. The form of proxy is annexed hereto as Exhibit G and made a part hereof (the “Proxy”). By its terms, the Proxy shall terminate with respect to any public sales of Conversion Shares permitted to be made by Enterprises pursuant to the Lockup Agreement, but shall not terminate in connection with any private sales of Hightimes Securities and such transferee shall be subject to the terms thereof.

7. Closing.

(a) The Initial Closing shall occur no later than three business days following the satisfaction or waiver by Enterprises of all closing conditions set forth in Section 8(a), or at such other time or on such other date as Buyer and Enterprises may mutually agree upon in writing (in either case, the “Initial Closing Date”). Notwithstanding the foregoing, if all of the closing conditions set forth in Section 8(a) below shall not have been satisfied by June 30, 2020 (the “Outside Initial Closing Date”), Enterprises may terminate this Purchase Agreement and the transactions contemplated hereby.

(b) The Second Closing shall occur no later than three business days following the satisfaction or waiver of all closing conditions set forth in Section 8(b), or at such other time or on such other date as Buyer and Enterprises may mutually agree upon in writing (in either case, the “Second Closing Date”). Notwithstanding the foregoing, if all of the closing conditions set forth in Section 8(b) below shall not have been satisfied by September 30, 2020 or such later date as the Parties may agree (the “Outside Second Closing Date”), either Enterprises or Hightimes may terminate this Purchase Agreement and the transactions contemplated hereby.

8. Closing Conditions.

(a) The Parties’ obligation to close the purchase and sale of the ICG Equity shall be subject to the following closing conditions: (i) High Alpine Investors, LLC, a Washington limited liability company (“High Alpine”) shall have released the security interest it holds in ICG’s assets pursuant to that certain Secured Note in the principal amount of $19,128,100 dated February 21, 2019 issued by ICG in favor of High Alpine, as amended (the “High Alpine Note”); (ii) ICG shall have completed the ICG Conversion and the ICG Assignment (including the assignment of ICG’s liabilities under the High Alpine Note); and (iii) Enterprises shall have executed an intercreditor and subordination agreement with ExWorks Capital I, L.P. (“ExWorks”) pursuant to the terms of the Note. For greater clarity, if ExWorks waives the closing condition set forth in clause (iii) in the preceding sentence, such closing condition shall be deemed waived by the Parties and shall not prevent the Initial Closing.

(b) The Parties’ obligation to close the purchase and sale of the Harvest Interests shall be subject to the following closing conditions: (i) Seller shall furnish to Buyer (A) all applicable Regulatory Approvals with respect to the Harvest Dispensaries; and (B) such additional consents, approvals, assignments and agreements from such third parties as shall be required to vest in the applicable Seller all right, title and interest in and to the Harvest Interests (collectively, the “Required Third-Party Approvals”); (ii) no Material Adverse Change shall have occurred with respect to the Harvest Dispensaries; (iii) the Parties shall have obtained to the extent legally required, all consents of landlords under leases to which any Harvest Dispensary is a party; (iv) there exists no pending litigation, illegality or injunction that would prevent the Second Closing and the consummation of the acquisition of the Harvest Interests; and (v) such other closing conditions as may be set forth in a mutually acceptable amendment to this Purchase Agreement.

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As used herein, the term “Material Adverse Change” means any circumstance, occurrence, event, condition or change first arising after the Effective Date that has a material adverse change on the business, results of operations, or financial condition of the Dispensaries; provided, however, that “Material Adverse Change” shall not include any circumstance, occurrence, event, condition or change attributable to: (A) general economic or political conditions; (B) conditions affecting the industries in which the Dispensaries operate, including resulting from the COVID-19 virus; (C) any changes in financial, banking or securities markets in general; (D) a national emergency, acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (E) any changes in applicable laws (or the enforcement thereof) or accounting rules (including GAAP); or (F) the failure of White or HOC to obtain any Regulatory Approval or Required Third-Party Approval with respect to the Harvest Dispensaries; provided, further, that in the case of each of the foregoing clauses (A)-(F), any such circumstance, occurrence, event, condition or change shall be excluded only to the extent that the Seller is not disproportionately affected compared to Persons operating in the same industry in which the Seller operates.

9. Furnishing of Information.

(a) To the extent allowed under applicable law, Enterprises, as the “Disclosing Party” shall provide Hightimes, and its respective Representatives (as defined below): (i) access to the offices, properties and other facilities, books and records, employees, vendors, customers and advisors of Disclosing Party with respect to the Dispensaries; and (ii) access to such financial and operating data, agreements, documents and other information regarding the business, operations, assets, liabilities, financial condition and prospects of the Dispensaries as Hightimes and its Representatives may from time to time reasonably request. “Representatives” shall mean: (a) employees of Hightimes; (b) Hightimes attorneys, accountants or other professional business advisors or consultants engaged, in whole or in part, in connection with evaluating the Transaction; and (c) directors, officers, shareholders, members, managers and advisors of the Hightimes.

(b) Seller shall have the right to supplement or amend the Seller Disclosure Letter from time to time prior to the Initial Closing and the Second Closing (as applicable) with respect to any matter hereafter arising or of which it becomes aware after the Effective Date.

10. Confidentiality. Each of the Parties acknowledges and agrees that it is bound by the Mutual Nondisclosure Agreement, dated as of January 22, 2020, by and between Hightimes and Enterprises (the “NDA”), and that such NDA is hereby incorporated by reference in this Purchase Agreement and made an integral part hereof. Neither the Buyer nor Enterprises shall publish or release to third-parties derogatory or disparaging statements about each other or any other Party-affiliated companies, their owners or representatives, their employees or their shareholders, members, officers, managers or directors in any form or medium of communication of any kind, including but not limited to interviews, phone calls, emails, social media, internet spamming, chat rooms, blogging and web sites.

11. Fees and Expenses. Each Party shall bear its or his own expenses, including without limitation all fees and expenses of its Representatives, in connection with due diligence and the negotiation and preparation of this Purchase Agreement and the Exhibits hereto.

12. Governing Law; Choice of Forum. This Purchase Agreement shall be governed by, and construed in accordance with, the laws and regulations of the State of California without regard to any law or principle that otherwise would cause the application of any law(s) of any other state or jurisdiction. Any dispute among the Parties which cannot be settled by mutual agreement shall be subject to final and binding arbitration before a retired judge in accordance with the JAMS dispute resolution system located in Los Angeles, California. The losing Party in any such arbitration shall bear 100% of the costs of such arbitration. The decision of the arbitrator shall be final and binding on the Parties hereto and may be enforced by the prevailing Party in any court of competent subject matter jurisdiction located in Los Angeles County, State of California. Each Party consents to the venue, and the personal jurisdiction over such Party, of such court located in Los Angeles County, State of California, in (or with respect to) any such action, suit, claim, or cause of action. Further, each Party waives any and all arguments, motions and other objections that any court located in Los Angeles County, State of California, is an inconvenient forum (forum non conveniens) for any such action, suit, claim or cause of action.

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13. Entire Agreement. The legally binding obligations of this Purchase Agreement and the other documents to be delivered hereunder and the Exhibits hereto (collectively, the “Transaction Documents”) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede any prior or contemporaneous negotiations, understandings, agreements, promises, representations and/or warranties with respect thereto, including the Prior Purchase Agreement which the Parties acknowledge and agree was terminated by mutual consent of the Parties effective as of June 8, 2020.

14. Counterparts. This Purchase Agreement may be executed in counterparts, each of which shall be an original and all of which shall constitute one and the same instrument. The delivery of facsimile or .pdf email signatures to this Purchase Agreement shall have the same force and effect as delivery of original signatures.

15. Termination. This Purchase Agreement may be terminated by Enterprises in the event the Initial Closing has not occurred by the Outside Initial Closing Date. In addition, this Purchase Agreement may be terminated at any time after the Initial Closing and prior to the Second Closing as follows:

(a) the mutual agreement of Hightimes and Enterprises;

(b) by Hightimes upon written notice to Enterprises if there is a Material Adverse Change;

(c) by Hightimes upon written notice to Enterprises if Hightimes is not then in material breach of any provision of this Purchase Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Enterprises or any Seller pursuant to this Purchase Agreement that would give rise to the failure of any of the conditions specified in Sections 8(b) and such breach, inaccuracy or failure cannot be cured by Enterprises within 10 days of Enterprises’s receipt of written notice of such breach from Hightimes;

(d) by Enterprises upon written notice to Hightimes if Enterprises is not then in material breach of any provision of this Purchase Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Hightimes pursuant to this Purchase Agreement that would give rise to the failure of any of the conditions specified in Section 8(b) and such breach, inaccuracy or failure cannot be cured by Hightimes within 10 days of Hightimes’s receipt of written notice of such breach from Enterprises;

(e) by Hightimes or Enterprises in the event that: (i) there shall be any law that makes consummation of the transactions contemplated by this Purchase Agreement illegal or otherwise prohibited; or (ii) any governmental authority shall have issued a governmental order restraining or enjoining the transactions contemplated by this Purchase Agreement, and such governmental order shall have become final and non-appealable; and

(f) by either Enterprises or Hightimes in the event the Second Closing has not occurred by the Outside Second Closing Date.

In the event of the termination of this Purchase Agreement in accordance with this Section 15, this Purchase Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except the obligations of the Parties contained in Sections 10-17 of this Purchase Agreement shall survive in accordance with their terms following any termination of this Purchase Agreement.

16. Material Non-Public Information Warning. The Transaction may constitute material, non-public information concerning Hightimes and Harvest Health & Recreation Inc., a British Columbia corporation and parent company of Enterprises (“Harvest Health”). Each Party acknowledges that securities laws prohibit any person who is aware of this information from purchasing or selling securities of either party or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities of Hightimes or Harvest Health in reliance upon such information.

17. Public Announcements. Unless otherwise required by applicable law or stock exchange requirements, no Party to this Purchase Agreement shall make any public announcements in respect of this Purchase Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement.

18. Exclusivity. Until such time as this Purchase Agreement is terminated in accordance with the provisions of Section 15 (the “Exclusivity Period”), neither Harvest Health, ICG nor its Representatives shall, directly or indirectly: (i) initiate any contact with; (ii) solicit, encourage or respond to any inquiries or proposals by; (iii) enter into or participate in any discussions or negotiations with; (iv) disclose any information concerning the business, assets, liabilities, income, expenses, or properties of such party to; (v) afford any access to the properties, books or records of such party to; or (vi) enter into any agreement, term sheet or contract with, or consummate or close any transaction with, any individual(s) and/or entity(ies) in connection with any possible proposal regarding a Competing Opportunity (as defined below). Notwithstanding the foregoing, nothing shall preclude, prohibit, limit or otherwise restrict the Parties from proceeding with the Transaction. “Competing Opportunity” shall mean (x) the direct or indirect sale or purchase of all or any portion of the stock, membership interests or other equity of any of the Dispensaries; (y) a merger or consolidation involving Harvest Health; or (z) any similar transaction that would make the consummation of the Transaction contemplated hereby impossible or impracticable.

Balance of page intentionally left blank – signature page follows

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If the foregoing is acceptable, please so indicate by counter-executing and dating this Purchase Agreement below and returning it to the undersigned.

Very truly yours,

Hightimes Holdings Corp.

By:
Adam E. Levin, Executive Chairman

HHI Acquisition Corp.

By:
Adam E. Levin, Executive Chairman

Accepted and agreed as of

June 10, 2020:

Harvest Enterprises, Inc.

By:
Name:	Steve White
Title:	Chief Executive Officer

Steve White

Harvest of California, LLC

By:
Name:	Steve White
Title:	Chief Executive Officer

Harvest Health & Recreation, Inc.

By:
Name:	Steve White
Title:	Chief Executive Officer

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